SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 1-4982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PARKER RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PARKER-HANNIFIN CORPORATION
6035 PARKLAND BOULEVARD
CLEVELAND, OHIO 44124-4141

Parker Retirement Savings Plan

Index of Financial Statements

Report of Independent Registered Public Accounting Firms	1-2

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2018 and 2017	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2018 and 2017	4
Notes to Financial Statements	5-11

Supplemental Schedule:
Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year) at December 31, 2018	12-17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
the Parker Retirement Savings Plan
Cleveland, Ohio

Opinion on the Financial Statements
We have audited the accompanying Statement of Net Assets Available for Benefits of the Parker Retirement Savings Plan (the “Plan”) as of December 31, 2018 and the related Statement of Changes in Net Assets Available for Benefits for the year then ended (collectively refer to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2019.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY
Cleveland, Ohio
June 21, 2019

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Board of Directors
Parker-Hannifin Corporation
Parker Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Parker Retirement Savings Plan (the Plan) as of December 31, 2017, the related statement of changes in net assets available for benefits for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, and the changes in net assets available for benefits for the year then ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Plan's auditor since 2008.

Cleveland, Ohio
June 6, 2018

Parker Retirement Savings Plan

Statements of Net Assets Available for Benefits
At December 31, 2018 and 2017

(Dollars in Thousands)	2018	2017
ASSETS
Plan investments at fair value	$3,823,764	$4,339,170
Plan investments at contract value	470,846	452,626
Notes receivable from participants	85,263	80,252
Employer contribution receivable	33,078	31,322
Participants' contribution receivable	1,333	1,620
Total assets	4,414,284	4,904,990
LIABILITIES	—	—
Net assets available for benefits	$4,414,284	$4,904,990
The accompanying notes are an integral part of these financial statements.

Parker Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits
For The Years Ended December 31, 2018 and 2017

(Dollars in Thousands)	2018	2017
ADDITIONS
Participants’ contributions	$169,419	$140,848
Employer contributions	101,153	88,645
Net appreciation in fair value of investments	—	869,647
Dividend and interest income on investments	41,157	35,677
Interest income on notes receivable from participants	4,150	3,588
Total additions	315,879	1,138,405
DEDUCTIONS
Distributions to participants	419,990	353,099
Net depreciation in fair value of investments	618,876	—
Trustee fees and other expenses	1,650	1,268
Total deductions	1,040,516	354,367
Net (decrease)/increase before transfers	(724,637)	784,038
Plan transfers	233,931	13,796
Net (decrease)/increase	(490,706)	797,834
Net assets available for benefits - beginning of year	4,904,990	4,107,156
Net assets available for benefits - end of year	$4,414,284	$4,904,990
The accompanying notes are an integral part of these financial statements.

Parker Retirement Savings Plan

Notes to Financial Statements
December 31, 2018 and 2017
(Dollars in thousands)

1. Summary of Significant Accounting Policies
The financial statements of the Plan are prepared using the accrual method of accounting.
Investment Valuation
The Parker Retirement Savings Plan’s (the Plan) investments, except for the fully benefit-responsive investment contract, are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 6 for further discussion). The fully benefit-responsive investment contract is measured at contract value. Contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. (See Note 5 for further discussion).
Purchases and sales of securities are reflected on a trade-date basis.
Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.
Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the investment fund to which they relate and are netted against dividend and interest income. Certain costs and expenses incurred in administering the Plan are paid out of the Plan’s assets and Parker-Hannifin Corporation (the Company) pays the remainder.
Risks and Uncertainties
Management believes that the Plan’s investments are well diversified and do not create a significant concentration of interest rate, market or credit risk. However, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits. Participants assume all risk in connection with any decrease in the fair value of any securities in all the funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance companies and banks, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.
Subsequent Events
The Plan has evaluated subsequent events that have occurred through the date these financial statements were issued. No subsequent events occurred that required adjustment to these financial statements.
Other
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Benefit distributions are recorded when paid.
New Accounting Pronoucements
In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement." ASU 2018-13 aims to improve disclosure effectiveness by adding, modifying or removing certain disclosure requirements for both recurring and nonrecurring fair value measurements. ASU 2018-13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted upon issuance of the ASU for any removed or modified disclosure. Adoption of additional disclosures may be delayed until their effective dates. The Plan has not yet determined the adoption effect of this guidance.

2. Description of the Plan
General
The following description of the Plan provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan available to all U.S. domestic regular full-time and part-time non-union employees, and some union employees (if negotiated). Employees are eligible for participation in the Plan the first day of the month following their date of hire and are generally automatically enrolled in the Plan 30 days after their date of hire or rehire. A separate Retirement Income Account (RIA) also exists within the Plan. Some of the Company’s employees participate in the RIA in lieu of participating in a defined benefit plan. Similar to a defined benefit plan, participants do not make contributions to the RIA. The Plan is subject to Sections 401(a) and 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Participant Contributions
Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 75% of their total compensation for a Plan year and may change such percentage upon request. Participant contributions are made either on a before-tax and/or after-tax basis. Employee contributions and their associated Company matching contributions are primarily recorded in the period that payroll withholdings are deducted from participants. Contributions are subject to certain limitations.
Participants may suspend their savings plan contributions at any time and may designate one or more of several available funds within the Plan in which their contributions are to be invested. Investment elections may be changed at any time. Employees have the flexibility to invest their RIA contribution in any investment fund (except the Parker Stock Fund) offered by the Plan. The available investment funds are:

Mutual funds:

(a)	Vanguard Institutional Index Plus Fund: A mutual fund invested in stocks which comprise the S&P 500 Index.

(b)	Vanguard Extended Market Index Fund: A mutual fund invested primarily in the Standard & Poor’s Completion Index.

(c)
Vanguard Total Bond Market Index Fund: A mutual fund invested in a sampling of assets in the Barclays Capital U.S. Aggregate Float Adjusted Index and maintains a dollar-weighted average maturity consistent with that of the index.

(d)	BlackRock Inflation Protected Bond Fund: A mutual fund invested primarily in inflation-indexed bonds issued by the U.S. and non-U.S. governments, their agencies, and non-U.S. corporations.

(e)
Vanguard Total International Stock Index Fund: This mutual fund employs an indexing investment approach designed to track the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.

(f)
Dodge and Cox International Stock Fund: A mutual fund invested primarily in equity securities including common stocks, preferred stock, and convertible securities issued by well established non-U.S. companies from at least three different foreign countries, including emerging markets.

Common/Collective funds:

(g)
Northern Trust Focus Funds: Twelve common/collective funds which provide a target retirement date investment option to help participants diversify their assets. The Focus Funds are invested in equities, inflation-sensitive securities and fixed income and US Government cash reserves.

(h)	FIAM Small Company Fund: A common/collective fund invested primarily in equity securities of smaller, growing companies listed on national and regional exchanges.

(i)	RidgeWorth Mid-Cap Value Equity Trust: A common/collective fund invested in a value oriented portfolio of 60 to 80 stocks with emphasis on dividends, valuation and fundamentals.

(j)	Aberdeen Emerging Markets Equity Collective Fund - Class M: This fund seeks long term capital appreciation by investing primarily in equity securities of emerging market country issuers.

(k)	Vanguard Retirement Savings Trust: A common/collective fund seeking stability of principal and a high level of current income consistent with a 2-3 year average maturity.

Equity securities funds:

(l)
Parker Stock Fund: Invested primarily in common shares of the Company purchased on the open market. The Plan restricts participants from investing more than 50% of their account balance in the Parker Stock Fund.

(m)
JPMorgan Analyst Large Cap Core Fund: A managed account with an objective of outperforming the S&P 500 Index by approximately 2% annualized over a market cycle; generally three to five year time frame.

Other:

(n)
PIMCO Total Return Portfolio: A managed account invested primarily in investment funds which have a fixed rate of return such as U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers, and money market instruments.

Fully benefit-responsive contract fund:

(o)
Contract Income Fund: A fully benefit-responsive investment contract fund invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage and other asset-backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. See Note 5 for a further description of this fund.

Participant Accounts
The Plan utilizes the unit value method for allocating Plan earnings for all funds. Unit values are determined on a daily basis and exclude contributions receivable and benefits payable.

Parker-Hannifin Corporation Contributions
The Company generally contributes an amount equal to 100% of the first 3 percent and 50% of the 4th percent and 5th percent of the before-tax participant contribution. The Company may also match after-tax participant contributions, but matches only 25% of the 4th percent and 5th percent of after-tax participant contributions. Company contributions match the before-tax contributions prior to the after-tax contributions. Participants may direct their Company matching funds to any investment fund option within the Plan. The Parker Stock Match Fund is the default option for Company matching funds if no other investment fund election is made by the participant. Similar to participant contributions, Company matching contributions may be changed at any time.
Additionally, the Company makes an annual contribution to eligible participants' RIA accounts each year, based on age and years of service.
Notes Receivable from Participants
The Plan has a loan provision which allows an active participant to borrow a minimum of five hundred dollars and up to the lesser of (a) 50% of their account balance or (b) fifty thousand dollars less the largest outstanding loan balance he/she had in the last 12 months. Participants may not borrow or withdraw any funds from their RIA account. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to 10 years for a residential loan. Some participant loans have interest rate and repayment terms that differ from the Plan’s loan provisions as some loans were included in the net assets of a plan transfer into the Plan. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Upon final liquidation of participant accounts, delinquent loans are reclassified as distributions.

3. Vesting, Withdrawals and Distributions
Participants are fully vested at all times, except for the RIA. After three years of service, employees are vested in their RIA and may withdraw their RIA money only after termination of employment. In general, a participant’s account is paid out after termination of employment, but under certain circumstances, a participant may withdraw in cash a portion of his/her before-tax and/or after-tax contributions, subject to certain limitations and restrictions.
After a participant terminates employment for any reason, all amounts are distributable to the participant or if the participant is deceased, to the participant’s designated beneficiary. The distribution may be deferred until the age of 70 1/2 if the participant’s account exceeds five thousand dollars. Distributions are made in the form of cash either in a single payment, quarterly installments, or by purchase of an annuity, except that amounts held in the Parker Stock Fund and Parker Stock Match Fund may be distributed in the form of common shares. The Plan provides that mandatory or involuntary lump-sum distributions in an amount in excess of one thousand dollars but less than five thousand dollars shall only be made in the form of an automatic rollover IRA. Dividends received by the Parker Stock Match Fund are either paid to the participants quarterly or annually or reinvested quarterly, at the participants’ election.

4. Investments

The following represents the fair value of investments held by the Plan at December 31, 2018 and 2017:

	2018	2017
Cash and cash equivalents	$138	$137
Mutual funds	719,833	772,996
Equity securities	1,537,956	2,044,870
Common/Collective funds	1,430,070	1,378,330
Other securities	135,767	142,837
Total investments at fair value	$3,823,764	$4,339,170

5. Contract Income Fund
The Contract Income Fund holds a portfolio of separate account and synthetic guaranteed investment contracts (GICs) and other short-term securities. The fund is fully benefit-responsive and associated investments are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts since it is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses.

The following represents the disaggregation of contract value between types of investment contracts held by the Plan at December 31, 2018 and 2017:

	2018	2017
Short-term investment fund	$36,522	$6,839
Separate account GICs	51,628	50,379
Fixed maturity synthetic GICs	56,918	57,944
Constant duration synthetic GICs	325,778	337,464
	$470,846	$452,626

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs’ return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

General fixed maturity synthetic GICs consist of an asset or collection of assets and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate of not less than 0%.
Constant duration synthetic GICs consist of a portfolio of securities and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant-directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets.
Withdrawals and transfers resulting from certain events, including employer initiated events and changes in the qualification of the Plan may limit the ability of the fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan Administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact at book or contract value is probable.

6. Fair Value Measurements

The following is a summary of the investments held by the Plan that were measured at fair value on a recurring basis at December 31, 2018:

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$138	$138	$—	$—
Mutual funds	719,833	719,833	—	—
Equity securities	1,537,956	1,537,956	—	—
Total investments in the fair value hierarchy	2,257,927	$2,257,927	$—	$—
Investments measured at net asset value (a)	1,565,837
Investments at fair value	$3,823,764

The following is a summary of the investments held by the Plan that were measured at fair value on a recurring basis at December 31, 2017:

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$137	$137	$—	$—
Mutual funds	772,996	772,996	—	—
Equity securities	2,044,870	2,044,870	—	—
Total investments in the fair value hierarchy	2,818,003	$2,818,003	$—	$—
Investments measured at net asset value (a)	1,521,167
Investments at fair value	$4,339,170

(a)Investments that were measured at net asset value per share (or its equivalent) as a practical expedient to fair value have not been classified in the fair value hierarchy. These amounts are being presented in the tables above to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

Refer to Note 2 for fund information included in the fair value tables above. Fair values are transferred between levels of the fair value hierarchy when facts and circumstances indicate that a change in the method of estimating the fair value of a financial asset is warranted. At December 31, 2018 and 2017, there were no transfers between levels of the fair value hierarchy.
The following is a description of the valuation methodologies used to measure the fair values in the tables above. There have been no changes in the methodologies used to measure fair value at December 31, 2018 and 2017.

Cash and cash equivalents: Valued at cost, which approximates fair value.

Mutual funds and equity securities: Measured at fair value using quoted market prices.

Investments measured at net asset value per share and excluded from the fair value hierarchy are common/collective funds in the amount of $1,430,070 and $1,378,330 and the PIMCO Total Return Portfolio in the amount of $135,767 and $142,837, respectively, at December 31, 2018 and 2017. These investments can be redeemed daily and without any restrictions on the timing of the redemption. Redemption of the entire investment balance generally requires at least 30-days notice. At December 31, 2018 and 2017, the Plan had no unfunded commitments related to these investments.

The primary investment objective of all investment funds is to obtain a maximum total return and capital appreciation in an amount that at least equals various market-based benchmarks.

7. Tax Status
The Internal Revenue Service has determined and informed the Company, by letter dated April 4, 2017, that the terms of the Plan and related trust, outlined in its determination filing on January 26, 2016, comply with applicable sections of the Internal Revenue Code (IRC). Since the filing, the Plan has been amended to provide for various administrative changes. The Plan Administrator believes that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.

United States generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The Plan Administrator has concluded that as of December 31, 2018 and 2017, there were no uncertain tax positions taken or expected to be taken by the Plan. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

8. Plan Termination
Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination may permit assets held in trust by the trustee to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, all participant accounts would become fully vested.

9. Party-In-Interest
Certain investments that are held by the Plan are investment funds managed by Fidelity Investments (Fidelity). Fidelity Management Trust Company, a subsidiary of Fidelity, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
The Plan also holds shares of Parker-Hannifin Corporation common stock. Investment activity related to these shares qualify as party-in-interest transactions.

10. Plan Transfers
As a result of the Company's acquisitions, various qualified defined contribution plans were merged into the Plan during the plan year ended December 31, 2018 and 2017. The value of the individual participant accounts did not change as a result of the transfer of assets to the Plan. The plans identified below were merged into the Plan:

Plan Name	Merger Date	Assets Transferred
CLARCOR 401(k) Retirement Savings Plan	February 1, 2018	$233,931

Helac Corporation 401(k) Retirement Plan	June 1, 2017	$13,796

11. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of Net Assets Available for Benefits per the financial statements at December 31, 2018 and 2017, to Form 5500:

	2018	2017
Net Assets Available for Benefits per Financial Statements	$4,414,284	$4,904,990
Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive GICs	(5,962)	(1,230)
Adjustment for Deemed Distributed Participant Loans[1]	(3,565)	(3,338)
Net Assets Available for Benefits per the Form 5500	$4,404,757	$4,900,422

1Notes receivable from participants are reported on the Form 5500 as participant loans and are considered to be plan investments while in the Plan’s financial statements they are classified as notes receivables from participants.

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2018
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Fidelity Investments	Money Market Fund	**	$138
	Vanguard Group, Inc.	Vanguard Institutional Index Fund	**	392,338
	Vanguard Group, Inc.	Vanguard Extended Market Index Fund	**	112,065
	Dodge & Cox	Dodge and Cox International Stock Fund	**	104,137
	Vanguard Group, Inc.	Vanguard Total Bond Market Index Fund	**	53,587
	Vanguard Group, Inc.	Vanguard Total International Stock Index Fund - Institutional Shares	**	36,772
	Black Rock Advisors LLC	BlackRock Inflation Protected Bond Fund	**	20,935
	Northern Trust Corporation	Northern Trust Focus Income Fund	**	21,911
	Northern Trust Corporation	Northern Trust Focus 2010 Fund	**	14,332
	Northern Trust Corporation	Northern Trust Focus 2015 Fund	**	45,553
	Northern Trust Corporation	Northern Trust Focus 2020 Fund	**	187,073
	Northern Trust Corporation	Northern Trust Focus 2025 Fund	**	270,103
	Northern Trust Corporation	Northern Trust Focus 2030 Fund	**	217,265
	Northern Trust Corporation	Northern Trust Focus 2035 Fund	**	159,854
	Northern Trust Corporation	Northern Trust Focus 2040 Fund	**	121,207
	Northern Trust Corporation	Northern Trust Focus 2045 Fund	**	55,129
	Northern Trust Corporation	Northern Trust Focus 2050 Fund	**	58,185
	Northern Trust Corporation	Northern Trust Focus 2055 Fund	**	21,109
	Northern Trust Corporation	Northern Trust Focus 2060 Fund	**	7,358
*	Fidelity Institutional Asset Mgmt	FIAM Small Company Fund	**	156,754
	RidgeWorth Investments	RidgeWorth Mid-Cap Value Equity Trust Fund	**	67,729
	Aberdeen Asset Management Inc.	Aberdeen Emerging Markets Fund	**	16,597
	Vanguard Group, Inc.	Vanguard Retirement Savings Trust	**	9,910
	Standish Mellon Asset Mgmt	Contract Income Fund	**	464,883
*	Parker-Hannifin Corporation	Parker Stock Fund (1,868,543 Shares)	**	283,405
*	Parker-Hannifin Corporation	Parker Stock Match Fund (6,319,571 Shares)	**	953,962
	PIMCO Investments LLC	Short-Term Investment Funds	**	9,784
	PIMCO Investments LLC	PIMCO Private US Government Sector Fund, 2.48%, 12/01/2041	**	19,189
	PIMCO Investments LLC	PIMCO Private Real Return Bond Sector Fund, 0.35%, 06/01/2032	**	551
	PIMCO Investments LLC	PIMCO Private Mortgage Sector Fund, 3.09%, 08/01/2026	**	44,237
	PIMCO Investments LLC	PIMCO Private High Yield Sector Fund, 6.05%, 12/01/2025	**	5,346
	PIMCO Investments LLC	PIMCO Private Investment Grade Corporate Sector Fund, 4.14%, 12/01/2021	**	31,293
	PIMCO Investments LLC	PIMCO Private Asset Backed Securities Sector Fund, 3.08%, 01/01/2021	**	13,901
	PIMCO Investments LLC	PIMCO Municipal Sector Fund Portfolio, 5.00%, 06/01/2029	**	1,774
	PIMCO Investments LLC	PIMCO Private Emerging Market Sector Fund, 4.60%, 02/01/2021	**	4,776

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2018
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	PIMCO Investments LLC	PIMCO Private International Sector Fund, 2.16%, 02/01/2027	**	4,916
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ALEXION PHARMACEUTICALS INC; 9,438 SHARES	**	919
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ALLIANCE DATA SYSTEMS CORP; 9,864 SHARES	**	1,480
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ALLSTATE CORP; 23,856 SHARES	**	1,981
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ALPHABET INC-CL A; 11,543 SHARES	**	1,612
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ALPHABET INC-CL C; 10,620 SHARES	**	10,998
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	AMAZON.COM INC; 6,726 SHARES	**	10,102
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	AMERICAN INTERNATIONAL GROUP; 52,984 SHARES	**	2,088
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	AMERIPRISE FINANCIAL INC; 17,034 SHARES	**	1,778
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ANALOG DEVICES INC; 48,416 SHARES	**	4,156
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	APPLE INC; 55,497 SHARES	**	8,754
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	AT&T INC; 100,157 SHARES	**	2,858
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	AUTOMATIC DATA PROCESSING; 23,396 SHARES	**	3,086
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	AUTOZONE INC; 1,812 SHARES	**	1,519
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BANK OF AMERICA CORP; 243,851 SHARES	**	6,008
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BANK OF NEW YORK MELLON CORP; 54,808 SHARES	**	2,580
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BECTON DICKINSON AND CO; 9,524 SHARES	**	2,146
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BEST BUY CO INC; 16,440 SHARES	**	871
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BIOGEN INC; 4,004 SHARES	**	1,205
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BORGWARNER INC; 44,526 SHARES	**	1,547
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BOSTON SCIENTIFIC CORP; 122,439 SHARES	**	4,327
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BROADCOM INC; 5,911 SHARES	**	1,503
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CATERPILLAR INC; 21,441 SHARES	**	2,724
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CHARTER COMMUNICATIONS INC-A; 13,819 SHARES	**	3,938
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CHEVRON CORP; 25,722 SHARES	**	2,798

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2018
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CIGNA CORP; 17,570 SHARES	**	3,337
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CITIGROUP INC; 85,786 SHARES	**	4,466
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	COCA-COLA CO; 110,804 SHARES	**	5,247
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	COMCAST CORP-CLASS A; 95,545 SHARES	**	3,271
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CONCHO RESOURCES INC; 15,155 SHARES	**	1,558
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CROWN HOLDINGS INC; 37,984 SHARES	**	1,579
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	DEERE & CO; 10,667 SHARES	**	1,599
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	DELTA AIR LINES INC; 38,525 SHARES	**	1,922
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	DIAMONDBACK ENERGY INC; 22,448 SHARES	**	2,081
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	DISCOVERY INC-C; 66,018 SHARES	**	1,524
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	DOLLAR TREE INC; 26,832 SHARES	**	2,423
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	DUPONT DE NEMOURS INC; 65,856 SHARES	**	3,522
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	EASTMAN CHEMICAL CO; 16,152 SHARES	**	1,190
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	EATON CORP PLC; 31,020 SHARES	**	2,130
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ELECTRONIC ARTS INC; 34,571 SHARES	**	2,728
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ELI LILLY & CO; 25,231 SHARES	**	2,920
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	EOG RESOURCES INC; 29,616 SHARES	**	2,583
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	FACEBOOK INC-CLASS A; 14,896 SHARES	**	1,953
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	FIRST DATA CORP- CLASS A; 62,598 SHARES	**	1,059
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	GENERAL DYNAMICS CORP; 22,680 SHARES	**	3,565
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	GILEAD SCIENCES INC; 28,624 SHARES	**	1,790
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	HD SUPPLY HOLDINGS INC; 43,571 SHARES	**	1,635
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	HOME DEPOT INC; 36,615 SHARES	**	6,291
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	HONEYWELL INTERNATIONAL INC; 34,710 SHARES	**	4,586
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	INGERSOLL-RAND PLC; 14,348 SHARES	**	1,309

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2018
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	JOHNSON & JOHNSON; 27,344 SHARES	**	3,529
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	KEYCORP; 139,910 SHARES	**	2,068
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	KRAFT HEINZ CO; 36,889 SHARES	**	1,588
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	LINCOLN NATIONAL CORP; 32,415 SHARES	**	1,663
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	LINDE PLC; 11,931 SHARES	**	1,862
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	MARATHON PETROLEUM CORP; 50,877 SHARES	**	3,002
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	MEDTRONIC PLC; 37,829 SHARES	**	3,460
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	MERCK & CO. INC; 52,070 SHARES	**	4,008
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	MICROSOFT CORP; 147,286 SHARES	**	14,960
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	MOLSON COORS BREWING CO -B; 23,652 SHARES	**	1,328
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	MONDELEZ INTERNATIONAL INC-A; 85,959 SHARES	**	3,463
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	MORGAN STANLEY; 90,688 SHARES	**	3,596
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	NETFLIX INC; 9,231 SHARES	**	2,471
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	NEXTERA ENERGY INC; 25,504 SHARES	**	4,433
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	NORFOLK SOUTHERN CORP; 18,082 SHARES	**	2,704
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	NORTHROP GRUMMAN CORP; 7,692 SHARES	**	1,884
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	NVIDIA CORP; 25,154 SHARES	**	3,358
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	NXP SEMICONDUCTORS NV; 23,480 SHARES	**	1,727
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	O'REILLY AUTOMOTIVE INC; 9,115 SHARES	**	3,139
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	PACKAGING CORP OF AMERICA; 0 SHARES	**	11
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	PARSLEY ENERGY INC-CLASS A; 58,676 SHARES	**	938
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	PAYPAL HOLDINGS INC; 47,502 SHARES	**	3,994
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	PEPSICO INC; 0 SHARES	**	9
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	PFIZER INC; 161,250 SHARES	**	7,039
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	PHILIP MORRIS INTERNATIONAL; 51,206 SHARES	**	3,478

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2018
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	PIONEER NATURAL RESOURCES CO; 25,003 SHARES	**	3,288
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	PVH CORP; 13,345 SHARES	**	1,240
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ROSS STORES INC; 34,512 SHARES	**	2,871
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ROYAL CARIBBEAN CRUISES LTD; 19,218 SHARES	**	1,893
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	SALESFORCE.COM INC; 32,798 SHARES	**	4,492
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	SCHWAB (CHARLES) CORP; 56,600 SHARES	**	2,351
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	SEMPRA ENERGY; 18,374 SHARES	**	2,004
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	STANLEY BLACK & DECKER INC; 27,422 SHARES	**	3,284
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	SVB FINANCIAL GROUP; 7,050 SHARES	**	1,339
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	TEXAS INSTRUMENTS INC; 56,241 SHARES	**	5,315
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	T-MOBILE US INC; 39,002 SHARES	**	2,481
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	UNION PACIFIC CORP; 20,708 SHARES	**	2,862
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	UNITED PARCEL SERVICE-CL B; 15,625 SHARES	**	1,524
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	UNITED TECHNOLOGIES CORP; 10,406 SHARES	**	1,108
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	UNITEDHEALTH GROUP INC; 30,593 SHARES	**	7,621
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	UNIVERSAL HEALTH SERVICES-B; 6,558 SHARES	**	764
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	VERTEX PHARMACEUTICALS INC; 13,505 SHARES	**	2,238
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	VISA INC-CLASS A SHARES; 34,371 SHARES	**	4,535
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	WALT DISNEY CO; 0 SHARES	**	21
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	WELLS FARGO & CO; 94,088 SHARES	**	4,336
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	WORKDAY INC-CLASS A; 4,969 SHARES	**	793
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	XCEL ENERGY INC; 60,359 SHARES	**	2,997
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	YUM! BRANDS INC; 18,761 SHARES	**	1,725
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ZIMMER BIOMET HOLDINGS INC; 33,801 SHARES	**	3,514
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BRIXMOR PROPERTY GROUP INC FUND; 47,648 SHARES	**	700

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2018
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	VENTAS INC FUND; 19,729 SHARES	**	1,172
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	AVALONBAY COMMUNITIES INC FUND; 10,543 SHARES	**	1,850
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	PROLOGIS INC FUND; 42,762 SHARES	**	2,511
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CASH INCLUDING MONEY MARKET AND FUTURES ACCOUNTS	**	2,802
*	Participant Loans	Participant Loans - 4.25% - 11.75%, maturing through 2031	**	81,699
	Total Investments		$—	$4,370,346
	* Denotes Party-in-Interest
	** Cost information is not required for participant-directed investments

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARKER RETIREMENT SAVINGS PLAN

BY:	Parker-Hannifin Corporation,
Plan Administrator

BY:	/s/ Catherine A. Suever
Catherine A. Suever
Executive Vice President-Finance & Administration and Chief Financial Officer
Parker-Hannifin Corporation,
Plan Administrator
June 21, 2019

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-130123 and 333-186733) pertaining to the Parker Retirement Savings Plan of Parker-Hannifin Corporation of our report dated June 21, 2019, with respect to the financial statements and supplement schedule of the Parker Retirement Savings Plan included in this Annual Report (Form 11-K) as of and for the year ended December 31, 2018.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY
Cleveland, Ohio

June 21, 2019

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements (Nos. 333-130123 and 333-186733) on Form S-8 of Parker-Hannifin Corporation of our report dated June 6, 2018, relating to our audit of the financial statements as of and for the year ended December 31, 2017 of the Parker Retirement Savings Plan, which appears in this Annual Report on Form 11-K of the Parker Retirement Savings Plan for the year ended December 31, 2018.

/s/ RSM US LLP

Cleveland, Ohio
June 21, 2019